Exhibit 99.1

IM Cannabis Announces Filing of Information Circular for Upcoming Annual General and
Special Meeting and Provides Additional Information on the Focus Transaction

TORONTO and GLIL YAM, Israel, May 7, 2025/CNW/ -- IM Cannabis Corp. (Nasdaq: IMCC) (CSE: IMCC)  (the “Company” or “IM Cannabis”), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce that, further its news release dated April 11, 2025 (the “April 11 Release”), it has filed a management information circular (the “Circular”) in connection with the upcoming annual general and special meeting of the shareholders of the Company (“Shareholders”) to be held on May 23, 2025 (the “Meeting”). Capitalized terms not otherwise defined herein have the meanings attributed to them in the April 11 Release.

Meeting Details

The Company’s board of directors (the “Board”) has set March 31, 2025 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of and vote at the Meeting. The Meeting will be held at the offices of Company’s legal counsel, Garfinkle Biderman LLP, located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9 on Friday, May 23, 2025 at 10:00 a.m. (Toronto time).

To be effective, proxies in respect of the Meeting must be duly completed, signed and returned in the envelope provided for that purpose to Computershare Trust Company of Canada, 8th Floor, 100 University Ave, Toronto, Ontario M5J 2Y1, by courier, by mail, by phone at 1-866-732-8683 (Toll Free North America) / 312-588-4290 (International Direct Dial) or by electronic voting through www.investorvote.com in each case by 10:00 a.m. (Toronto time) on May 21, 2025, or in the event of an adjournment or postponement of the Meeting, 48 hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays). Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper instrument of proxy. Further details on the electronic voting process are provided in the instrument of proxy.

The Company has elected to use the “notice-and-access” mechanism provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to deliver the Meeting materials to non-registered Shareholders, including the Circular, notice of Meeting, consolidated audited financial statements of the Company for the financial years ended December 31, 2024, and 2023 and the auditors’ report thereon and accompanying management’s discussion and analysis. This means that, rather than receiving paper copies of the Meeting materials in the mail, non-registered Shareholders as of the Record Date will have access to electronic copies of the Meeting materials at https://investors.imcannabis.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar. The Meeting materials will remain on the Company’s website for a period of one year. Notice-and-access will not be used for the registered Shareholders and registered Shareholders will instead receive a paper copy of the Meeting materials and all proxy related materials in the mail.

For a description of the matters being considered at the Meeting, please refer to the Circular and Meeting materials.

Additional Information on the Focus Transaction

The Company wishes to provide Shareholders with additional information on the proposed Focus Transaction. To determine the Focus Purchase Price, the Board commissioned an arm’s length independent third-party, Beta Finance T.Y.S Ltd., a leading financial consulting company in Israel. Utilizing a discounted cash flow income approach, they determined the value of Focus, as of December 31, 2024, to be approximately NIS 3.1 million based on the future cash flow expected to be generated by its operations. Applying this analysis, it was determined that a 26% interest in Focus would be worth approximately NIS 818,740.

The Company, IMC Holdings and Ewave agreed that to preserve the Company’s cash, they intend to settle the Focus Purchase Price through the issuance of Common Shares, calculated on the basis of a deemed price per Common Share equal to the greater of: (x) the ten-day volume weighted average price of the Common Shares on the CSE ending on the date the Company receives disinterested shareholders’ approval to complete the Focus Transaction; and (y) the discounted market price pursuant to the policies of the CSE.

The Board (excluding the conflicted director) unanimously determined the Focus Transaction to be in the best interests of the Company and recommends the approval of the Focus Transaction and Focus Transaction Resolution (as such term is defined in the Circular) by disinterested Shareholders at the Meeting.

Your vote is important. Whether or not you plan to attend the Meeting, we encourage you to vote promptly.

About IM Cannabis Corp.

IM Cannabis (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IM Cannabis ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Company holding the Meeting on the date and time set out herein; the Company’s plan to seek disinterested Shareholder approval to complete the Focus Transaction at the Meeting; and the Company’s plan to complete the Focus Transaction.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company will hold the Meeting on the date and time set out herein; the Company will seek disinterested Shareholder approval to complete the Focus Transaction at the Meeting; and the Company completing the Focus Transaction.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s inability to continue to meet the listing requirements of the CSE and the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the Company’s inability to realize upon the stated efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany; the Company’s inability to realize upon its retail presence, distribution capabilities and data-driven insights; the Company not holding the Meeting on the date and time as set out herein; the Company not receiving disinterested Shareholder approval to complete the Focus Transaction at the Meeting; the Company not completing the Focus Transaction; and the risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report on Form 20-F dated March 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko,
Director Investor & Public Relations IM Cannabis Corp.
+49 157 80554338
 a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com